[LOGO]



          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212-838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com
                  -------------------              -------------


                  SAPIENS AWARDED $7 MILLION FOLLOW-ON PROJECT
                       FROM LEADING EUROPEAN ORGANIZATION


Research Triangle Park, NC--August 9, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that one of its large European customers has extended the initial multi-platform euro conversion project it recently awarded to Sapiens to manage the changeover of the company's IT systems to the single European currency. The follow-on project is valued at a minimum of $7 million.

The initial phase of every euro migration project involves the mapping of the customer's IT system components into a dynamic repository using Sapiens' unique Euro Configuration Repository ("ECR"). This mapping and configuration process, which essentially gives the customer a "snapshot" of its IT system capabilities and requirements, has the potential to reveal additional euro migration or other IT solution needs that were not contemplated at the start of the customer relationship. The current follow-on project identifies supplemental euro migration requirements that significantly increase the initial size of the customer engagement.

Commenting on the follow-on project, Mr. Saadia Essoudry, Vice President, Sapiens France, emphasized that "this project expansion should not be viewed as an isolated event. Our customers throughout Europe have been impressed with the capabilities of our ECR technology and realize that this dynamic repository, coupled with our project know-how, may be exploited to improve their IT systems in a manner that is far beyond the scope of euro migration projects. Therefore, we plan to leverage our ECR solution technology to win follow-on projects as well as initial engagements in the burgeoning fields of e-commerce and enterprise application integration."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                       ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.